# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Astria Therapeutics, Inc., CIK 0001454789
CUSIP: 04635X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22 BOSTON WHARF ROAD, 10TH FLOOR, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-192976
Filed by CIK 0001802528

## Reporting persons
- Fairmount Funds Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,869,037; sole dispositive power 0; shared dispositive power 5,869,037; aggregate amount beneficially owned 5,869,037 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent (i) 3,554,129 shares of the Issuer's Common Stock held by Fairmount Healthcare Fund II LP ("Fund II"), (ii) 650,000 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of pre-funded warrants ("Pre-Funded Warrants"), and (iii) 1,664,908 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of common warrants ("Warrants"). The Warrants are exercisable for a total of 1,727,049 shares. Both the Pre-Funded Warrants and the Warrants contain a provision (the "Beneficial Ownership Limitation") which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  The percentage calculation is based upon 56,434,219 shares of the Issuer's Common Stock outstanding as of October 31, 2024, as disclosed in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2024.
- Fairmount Healthcare Fund II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,869,037; sole dispositive power 0; shared dispositive power 5,869,037; aggregate amount beneficially owned 5,869,037 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent (i) 3,554,129 shares of the Issuer's Common Stock held by Fairmount Healthcare Fund II LP ("Fund II"), (ii) 650,000 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of pre-funded warrants ("Pre-FundedWarrants"), and (iii) 1,664,908 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of common warrants ("Warrants"). The Warrants are exercisable for a total of 1,727,049 shares. Both the Pre-Funded Warrants and the Warrants contain a provision (the "Beneficial Ownership Limitation") which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  The percentage calculation is based upon 56,434,219 shares of the Issuer's Common Stock outstanding as of October 31, 2024, as disclosed in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2024.

## Item 1. Issuer
Name of issuer: Astria Therapeutics, Inc.
Address of issuer's principal executive offices: 22 Boston Wharf Road, 10th Floor Boston, MA, 02210

## Item 2. Person Filing
Name of person filing:
This Amendment No. 6 to Schedule 13G amends and restates the statements on Schedule 13G originally filed on December 31, 2021, Amendment No. 1 thereto filed on September 22, 2021, Amendment No. 2 thereto filed on June 17, 2021, Amendment No. 3 thereto filed on February 14, 2023, Amendment No. 4 thereto filed on February 14, 2024 and Amendment No. 5 thereto filed on November 14, 2024.

(A) Fairmount Funds Management LLC
(B) Fairmount Healthcare Fund II GP LLC
Address of principal business office or, if none, residence:
(A) 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428
(B) 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428
Citizenship:
(A) Delaware
(B) Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Fund II holds (i) 3,554,129 shares of Common Stock, (ii) Pre-Funded Warrants with the right to acquire 650,000 shares of Common Stock and (iii) 1,727,049 common warrants ("Warrants", with the right to acquire 1,727,049 shares of Common Stock at an exercise price of $8.025 per share). Pursuant to the terms of the Pre-funded Warrants and the Warrants, the Reporting Person's beneficial ownership limitation is currently 9.99% (the "Beneficial Ownership Limitation"), which prevents the Reporting Persons from exercising the Pre-funded Warrants or Warrants if, after giving effect to such exercise, the Reporting Persons, together with their affiliates, would beneficially own more than 9.99% of the Issuer's outstanding shares of Common Stock. When giving effect to the Beneficial Ownership Limitation, the Reporting Persons can currently acquire 2,314,908 shares of Common Stock upon the exercise of Prefunded Warrants and Warrants.
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (02/14/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (02/14/2025)
- Fairmount Healthcare Fund II GP LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (02/14/2025)
- Fairmount Healthcare Fund II GP LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (02/14/2025)